Exhibit 2

Oi S.A.

CNPJ/MF N.º 76.535.764/0001-43

NIRE 33.3.0029520-8

Publicly Held Company

NOTICE TO SHAREHOLDERS

We inform the Shareholders that the Extraordinary Shareholder’s Meeting of Oi S.A. (“Oi” or the “Company”) held on November 18, 2014 approved the reverse split of all common and preferred shares of the Company, as described below:

1. Reverse Split of Shares: pursuant to article 12 of Law No. 6,404/76, the proposed reverse split of common and preferred shares in the ratio of 10:1 was approved, so that each lot of ten shares of each class is grouped in a single share of the same class.

(i) Deadline for Adjusting Positions by the Shareholders: The meeting approved the opening of a period of thirty (30) days from the date of publication of this notice (i.e., a period expiring on December 19, 2014), during which shareholders of common and preferred shares of the Company, at their free and absolute discretion, may adjust their shareholding position to consist of lots of multiples of ten (10) shares by classes through trading on the BM&FBOVESPA S.A. - Securities, Commodities and Futures (the “BM&FBOVESPA”), in order to remain integrated in the shareholding structure of the Company with at least one share after the reverse split is completed.

(ii) Purchase and Sale of Shares: Shareholders may perform transactions for the purchase and sale of shares of Oi, to adjust their positions, by means of brokers authorized to operate on the BM&FBOVESPA.

(iii) Trading Price: After the period established for the adjustment of equity positions by the shareholders of the Company ( i.e., as from December 22, 2014), the shares representing the share capital of the Company will be traded exclusively in the ratio resulting from the reverse split of the Company’s shares.

(iv) Sale of Fractional Shares: After the period established for adjustment of equity positions by the shareholders of the Company, any fractional shares resulting from the reverse split will be separated, grouped into whole numbers of shares and sold at auctions to be held on the BM&FBOVESPA, and the proceeds resulting from the sale will be made available on behalf of the holders of the relevant fractions, after the settlement of the sale, as follows: (a) an account holder with Banco do Brasil will have a corresponding amount credited directly into its checking account; (b) the remaining shareholders must appear at a Banco do Brasil branch of their choice that provides customer care to shareholders to receive their respective amounts; (c) the amount corresponding to shares deposited under the Central Securities Depository of BM&FBOVESPA will be credited directly to it, and the Central Securities Depository of BM&FBOVESPA will be responsible for transferring it to the holders of those shares through the Depository Agents; and (d) the amount corresponding to shares held by shareholders whose shares are blocked or have an outdated record shall be retained by the Company and made available to the relevant shareholder for payment only upon submission of supporting documentation to unblock the shares or identification, as the case may be. The auction date of the fractional shares and the date on which the funds arising from the auction will be made available to shareholders will be announced after the expiration of the period for adjustment of equity positions through a Notice to be duly published.

(v) Notice to Holders of ADSs:

The shares issued by the Company that are traded on the New York Stock Exchange (the “NYSE”) as American Depositary Shares (“ADSs”) are also subject to the reverse split, according to the proportion set for the reverse split of shares in Brazil, and as a result the ADSs will continue to be traded at a ratio of one ADS for each share.

2. Changes in Share Capital: The Company’s shareholders also approved an amendment to the caput of Article 5 of the Bylaws of Oi to reflect changes in share capital and in the number of shares issued by the Company approved by the Board of Directors meetings held on 4/28/14, 04/30/14, 05/05/14, 06/18/14 and 10/15/14. The capital will be represented by 858,472,010 shares, of which 286,155,319 are common shares and 572,316,691 are preferred shares, all nominal without par value.

Additional Information: The Department of Investor Relations of the Company is available to answer any questions regarding the reverse split on the site www.oi.com.br/ri.

Rio de Janeiro, November 18, 2014.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive Officer (acting), of Finance and Relations with Investors

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